Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 500 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

July 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RSP Permian, Inc.
Registration Statement on Form S-4
Filed June 19, 2015
File No. 333-205080

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by RSP Permian, Inc., a Delaware corporation (the “Company”), to exchange up to $500,000,000 aggregate principal amount of the Company’s 6.625% Senior Notes due 2022 (the “Exchange Notes”) for any and all of the Company’s outstanding $500,000,000 aggregate principal amount 6.625% Senior Notes due 2022 (the “Outstanding Notes”), and the guarantees thereof by and RSP Permian, L.L.C., a Delaware limited liability company, the Company hereby represents and warrants to the staff of the Securities and Exchange Commission (the “Staff”) as follows:

1.             The Company is registering the Exchange Offer in reliance on the position of the Staff set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.             The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

3.             The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.             Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.             The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.  The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (214) 252-2728 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-2222.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ James E. Mutrie
James E. Mutrie
Vice President and General Counsel